Exhibit 4.22
Summary of Form Revolving Credit Facility Agreement
In 2008, our wholly-owned subsidiaries Ctrip Computer Technology (Shanghai) Co., Ltd., Ctrip Travel Information Technology (Shanghai) Co., Ltd. and Ctrip Travel Network Technology (Shanghai) Co., Ltd. and our consolidated affiliated Chinese entity, Shanghai Huacheng Southwest Travel Agency Co., Ltd., or the “Ctrip Borrowers,” each entered into substantially identical agreements with China Merchants Bank, Shanghai Branch, or the “Lender,” for revolving credit facilities of RMB50 million.
The revolving credit facilities are valid from April 16, 2009 through April 15, 2010. Loans made to each of the Ctrip Borrowers under the facilities by the Borrower and interests, penalties and additional costs incurred by the Lender to enforce its rights and privileges are jointly guaranteed in full by other Ctrip Borrowers. The Ctrip Borrowers may not transfer debt incurred under the facilities to third parties without the consent of the Lender and must inform and take measures to preserve the rights and privileges of the Lender in the case of corporate restructuring, significant and material financial losses and other material events that may impact the ability of the Ctrip Borrowers to repay the outstanding debt incurred under the facilities.
The facilities are governed by laws of the People’s Republic of China, and disputes occurring over the facilities shall be adjudicated by the local people’s court at the Lender’s location.